
March 21, 2023

Michael Goss
Vice President and Controller
DuPont de Nemours, Inc.
974 Centre Road
Building 730
Wilmington, DE 19805

> **Re: DuPont de Nemours, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 15, 2023**
> **File No. 001-38196**

Dear Michael Goss:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services